

November 14, 2011

Via E-mail
Mr. Steven J. Borst
Chief Financial Officer
Grace 2, Inc.
615 Arapeen Drive, Suite 102
Salt Lake City, UT 84108

   Re: Grace 2, Inc.
      Form 8-K
      Filed October 18, 2011
      File No. 000-52062

Dear Mr. Borst:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed October 18, 2011

Merger Agreement, page 3

1. You describe the Securities Purchase Agreement and Registration Rights Agreement, each entered into with certain accredited investors, on pages 3-4. However, these agreements are not filed as exhibits to your Form 8-K. Please amend your Form 8-K to file these agreement as exhibits to your filing, or provide us with a legal analysis as to why these agreements need not be filed pursuant to Item 601(b)(10) of Regulation S-K.

Description of Business, page 5

Q Therapeutics' Intellectual Property, page 10

2. On page 10, you indicate that you have exclusive worldwide rights to your
    Q-Cells product through an agreement with the University of Utah Research Foundation.
    Please amend your Form 8-K to describe the material terms of this license agreement.
    Your disclosure should include the following information:

    - The material obligations of each party, including any financial obligations;
    - A description of the royalty rates payable under the agreement, expressed within a
      ten percent range (for example, "single digits," "teens", "twenties," etc);
    - The potential aggregate milestones payable, if any;
    - The amounts paid to date;
    - The term of the agreement; and
    - The termination provisions of the agreement.

Q Market Development Strategy – Orphan Indication First, Larger Markets Follow, page 16

A. Initial target indications, page 16

3. On pages 16 and 47, you indicate that you are currently conducting a collaboration with
    Dr. Maragakis' laboratory at Johns Hopkins University relating to ALS, an initial target
    indication. On pages 18 and 47, you indicate that you are currently conducting a
    collaboration with Dr. Fischer's laboratory at Drexel University relating to Traumatic
    Spinal Cord Injury, also an initial target indication. On page 40, you disclose that you are
    working with MPI Research, Inc. on preclinical studies for your first product. Please
    amend your Form 8-K to describe the material terms of any collaboration agreements you
    have relating to initial target indications. Your disclosure should include the following
    information:

    - The material obligations of each party, including any financial obligations;
    - If royalties are payable, a description of the royalty rate expressed within a ten
      percent range (for example, "single digits," "teens", "twenties," etc);
    - The potential aggregate milestones payable, if any;
    - Any amounts paid to date;
    - The term of each agreement; and
    - The termination provisions of each agreement.

    In addition, it does not appear that any collaboration agreements have been filed with
    your Form 8-K, including those described above. Please file the agreements as exhibits,
    or provide us with a legal analysis as to why these agreements need not be filed pursuant
    to Item 601(b)(10) of Regulation S-K.

Description of Property, page 21

4. You described a lease agreement in your Form 8-K, but did not file the lease agreement as an exhibit. Please amend your Form 8-K to file this lease agreement as an exhibit to your filing, or provide us with a legal analysis as to why the agreement need not be filed pursuant to Item 601(b)(10)(2)(iv) of Regulation S-K.

Risk Factors, page 24

5. Please expand this section of your Form 8-K to include a discussion of your management team's relative lack of public company experience and the risk that this may put you at a competitive disadvantage.

"We have a history of losses and anticipate future losses . . . .," page 24

6. We note your disclosure in this risk factor that a main source of your revenue has been from grants. Please expand your disclosure in your business section to disclose more information regarding these grants; such as the entity that awarded the grant and all material terms of these grants. Material terms include any conditions on funding, obligations under the grants, and the intellectual property rights of each party. Please file as exhibits any written agreements between the company and the entity that awarded grants, as these appear to be material contracts within the meaning of Item 601(b)(10) of Regulation S-K.

"We depend on other parties to help us develop, manufacture and test . . .," page 40

7. In this risk factor, you state that you have key agreements with Goodwin Biosciences, Inc. and University of Utah related to manufacture of your products. In an appropriate place in your filing, please amend your Form 8-K to describe the material terms of any material manufacturing agreements. Your disclosure should include the following information:

   - The material obligations of each party, including any financial obligations;
   - The term of each agreement; and
   - The termination provisions of each agreement.

   In addition, it does not appear that any manufacturing agreements have been filed with your Form 8-K, including those described above. Please file the agreements as exhibits, or provide us with a legal analysis as to why these agreements need not be filed pursuant to Item 601(b)(10) of Regulation S-K.

<u>Directors, Executive Officers, Promoters and Control Persons and Corporate Governance;
Compliance with Section 16(a) of the Exchange Act, page 61</u>

8. Please amend your Form 8-K to expand the descriptions of the business experience of
    Mss. Eppstein and Powers, as well as Mr. Borst, to disclose each individual's business
    experience over the past five years. This discussion should disclose each person's
    principal occupations and employment during the past five years; the name and principal
    business of any corporation or other organization in which such occupations and
    employment were carried on, and dates of employment. Please refer to Item 401(e)(1) of
    Regulation S-K.

9. Please note that Item 401(e)(1) of Regulation S-K requires disclosure of the specific
    "experience, qualifications, attributes or skills of directors and nominees" on an
    individual basis. Please revise your Form 8-K to address the requirements of Item
    401(e)(1). Your disclosure should address the specific experience, qualifications,
    attributes and skills of each director or nominee. Please note that the present disclosure
    of each individual's business experience alone is not sufficient to comply with this
    requirement.

<u>Option Plan, page 65</u>

10. You disclose on pages 65 and 66 that you have entered into two incentive option plans.
    These option plans have not been filed as exhibits to your Form 8-K. Please file these
    plans as exhibits to your Form 8-K pursuant to Item 601(b)(10)(3)(i) of Regulation S-K.

<u>Exhibits, page 69</u>

11. Please note that Exhibit 10.1, the Exclusive License Agreement between
    Q Therapeutics and the University of Utah, has been filed with redactions. However, the
    exhibit index does not indicate that you intended to omit certain confidential information
    from this exhibit pursuant to a request for confidential treatment; in addition, it does not
    appear that the Company has submitted an application for confidential treatment of
    portions of this exhibit.

    Since no request for confidential treatment has been made, it appears that you have
    impermissibly filed a partial exhibit. Please amend your Form 8-K to file Exhibit 10.1 in
    unredacted form.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rose Zukin at (202) 551-3239, Daniel Greenspan at (202) 551-3623, or me at (202) 551-3710 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Joseph M. Patricola, Esq.
        The Sourlis Law Firm
        The Courts of Red Bank
        130 Maple Avenue, Suite 9B2
        Red Bank, NJ 07701